EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF

NEUROMETRIX, INC.

It is hereby certified that:

1.             The name of the corporation (hereinafter called the “Corporation”) is NeuroMetrix, Inc. The date of the filing of its Certificate of Incorporation with the Secretary of State of the State of Delaware was April 25, 2001 under the name “New NeuroMetrix, Inc.” Thereafter a Certificate of Merger was filed with the Secretary of State of the State of Delaware on May 14, 2001 merging NeuroMetrix, Inc., a Massachusetts corporation, with and into the Corporation which filing included a name change of the Corporation to NeuroMetrix, Inc. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 27, 2004, a Certificate of Designation was filed on March 7, 2007 and a Certificate of Amendment was filed on September 1, 2011.

2. The Restated Certificate of Incorporation filed on July 27, 2004, as amended, is hereby further amended to change the capitalization of the Corporation by striking out the first two paragraphs of the section titled “Capital Stock” of Article IV in their entirety and by substituting in lieu thereof the following two paragraphs:

“The total number of shares of capital stock which the Corporation shall have authority to issue is fifty-five million (55,000,000) shares, of which (i) fifty million (50,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as preferred stock, par value $0.001 per share, of which twenty-five thousand (25,000) shares shall be designated as Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) and four million nine hundred seventy-five thousand (4,975,000) shares shall be undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).

Upon the effectiveness of the Certificate of Amendment to the Restated Certificate of Incorporation, as amended, to effect a plan of recapitalization of the Common Stock by effecting a 1-for-6 reverse stock split with respect to the issued and outstanding shares of the Common Stock (the “Reverse Stock Split”), without any change in the powers, preferences and rights or qualifications, limitations or restrictions thereof, such that, without further action of any kind on the part of the Corporation or its stockholders, every six (6) shares of Common Stock outstanding or held by the Corporation in its treasury on the date of the filing of the Certificate of Amendment (the “Effective Date”) shall be changed and reclassified into one (1) share of Common Stock, $0.0001 par value per share, which shares shall be fully paid and nonassessable shares of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the last trading day prior to the Effective Date (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Corporation’s board of directors).”

3. The Amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, this 15th day of February, 2013.

NeuroMetrix, Inc.

By:	/s/ SHAI N. GOZANI, M.D., PH.D.

Shai N. Gozani, M.D., Ph.D.
Chief Executive Officer and President